Exhibit 99.1

SOLAI Limited Announces Unaudited Financial Results

for the Three Months Ended March 31, 2026

AKRON, Ohio, May 26, 2026/PRNewswire/—SOLAI Limited (NYSE: SLAI)  (previously traded under “BTCM”) (“SOLAI,” “the Company,” “we,” “us,” or “our company”), a leading technology-driven cryptocurrency infrastructure company, today reported its unaudited financial results for the three months ended March 31, 2026.

“The first quarter of 2026 marked a defining moment for SOLAI. With the announcement of our personal AI infrastructure strategy in March, we executed with conviction and delivered on it with the launch of Solode Neo in April, a personal AI node that puts self-hosted, always-on AI agents in the hands of everyday users for the first time,” highlighted by Mr. Xianfeng Yang, Chief Executive Officer of SOLAI. “We believe the next major wave of AI adoption will be defined not by applications, but by the infrastructure that brings intelligence directly to individuals — privately, reliably, and on their own terms. That belief shapes our multi-layer blueprint, and it is also why we believe SOLAI is uniquely positioned to build it.

SOLAI is uniquely equipped with both the infrastructure and deployment experience to do so. Years of running large-scale computing power at our data centers in the United States and Ethiopia have given us the hardware deployment expertise, power infrastructure management, and operational discipline that personal AI infrastructure demands. These became the foundation we are building on.

The progress we made during the quarter, across both software and hardware development, reflects that continuity of execution. The launch of Solode Neo shortly after quarter-end was an important milestone, and it is the beginning of a much larger buildout. I look forward to sharing further progress in the quarters ahead.”

The Three Months Ended March 31, 2026 Highlights

•	Revenues were US$7.9 million for the three months ended March 31, 2026, representing an increase of US$1.3 million from US$6.6 million for the three months ended March 31, 2025 and an increase of US$0.3 million from US$7.6 million for the three months ended December 31, 2025.

•	Operating costs and expenses were US$13.4 million for the three months ended March 31, 2026, representing an increase of US$0.3 million from US$13.1 million for the three months ended March 31, 2025 and a decrease of US$3.1 million from US$16.5 million for the three months ended December 31, 2025.

•	Operating loss was US$6.8 million for the three months ended March 31, 2026, compared with operating loss of US$8.1 million for the three months ended March 31, 2025 and operating loss of US$18.1 million for the three months ended December 31, 2025.

•	Non-GAAP adjusted operating loss[1] was US$6.5 million for the three months ended March 31, 2026, compared with non-GAAP adjusted operating loss of US$7.6 million for the three months ended March 31, 2025 and non-GAAP adjusted operating loss of US$10.1 million for the three months ended December 31, 2025.

•	Net loss attributable to SOLAI was US$6.7 million for the three months ended March 31, 2026, compared with net loss attributable to SOLAI of US$7.9 million for the three months ended March 31, 2025 and net loss attributable to SOLAI of US$17.5 million for the three months ended December 31, 2025.

•	Non-GAAP adjusted net loss[1] attributable to SOLAI was US$6.3 million for the three months ended March 31, 2026, compared with non-GAAP adjusted net loss attributable to SOLAI of US$7.4 million for the three months ended March 31, 2025 and non-GAAP adjusted net loss attributable to SOLAI of US$9.6 million for the three months ended December 31, 2025.

•	Basic and diluted losses per American Depositary Share (“ADS”)[2] attributable to SOLAI for the three months ended March 31, 2026 were US$0.36.

•	Non-GAAP adjusted basic and diluted losses per ADS1 2 attributable to SOLAI for the three months ended March 31, 2026 were US$0.34.

1 Non-GAAP financial measures exclude the impact of share-based compensation expenses, impairment of property and equipment, impairment of intangible assets, gain on remeasurement of unfavorable contract and changes in fair value of derivative instruments. Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set fourth in the table at the end of this release.

2 American Depositary Shares, which are traded on the NYSE. Each ADS represents one hundred (100) Class A ordinary shares of the Company.

The Three Months Ended March 31, 2026 Financial Results

Revenues

Revenues were comprised of US$0.2 million from the self-mining business and US$7.7 million from the data center business.

Self-mining

As of today, our DOGE/LTC mining machines are shut down amid depressed DOGE and LTC cryptocurrency market prices. Accordingly, we generated no mining revenue from our DOGE and LTC mining operations for the three months ended March 31, 2026.

Building on our established infrastructure footprint and disciplined cost management strengths, the Company will steadily optimize its business portfolio and solidify its operational fundamentals. By capitalizing on long-term industry trends, we will drive continuous improvements in operational performance and sustainability. As of today, the total hash rate capacity of our BTC mining machines in operation is approximately 271.1 PH/s.  For the three months ended March 31, 2026, we produced 2.4 BTC from our BTC cryptocurrency mining operations and recognized revenue of approximately US$0.2 million.

During the three months ended March 31, 2026, our self-mining business recognized approximately $0.2 million in revenue, representing a decrease of US$2.8 million compared with the three months ended March 31, 2025 and representing a slight decrease of US$0.4 million compared with the three months ended December 31, 2025.

Data Center Operation

During the three months ended March 31, 2026, our 82.5 megawatt space (the “82.5 Megawatt Space”) at the Ohio Mining Site recognized approximately $4.4 million in service fee revenue, representing an increase of US$0.8 million compared with the three months ended March 31, 2025 and representing a decrease of US$2.6 million compared with the three months ended December 31, 2025. During the three months ended March 31, 2026, our 55 megawatt space (the “55 Megawatt Space”) at the Ethiopia data center commenced operations and generated revenue of US$3.3 million.

Overall

Revenues were US$7.9 million for the three months ended March 31, 2026, representing an increase of US$1.3 million, or 19.7%, from US$6.6 million for the three months ended March 31, 2025 and an increase of US$0.3 million, or 3.9%, from US$7.6 million for the three months ended December 31, 2025. The year-over-year increase was mainly attributable to (i) an increase of US$3.3 million in Ethiopia data center due to the completion of business deployment in Ethiopia; (ii) an increase of US$0.8 million in Ohio data center, which was offset by (iii) the decrease of US$2.8 million self-mining business revenue as a result of falling cryptocurrency prices and reduced mining operating hours. The sequential slight increase was mainly due to (i) an increase of US$3.3 million in Ethiopia data center due to the completion of business deployment in Ethiopia, which was offset by (ii) the decrease of US$2.6 million data center revenue in Ohio data center attributable to reduced mining  activities due to the falling cryptocurrency prices; and (iii) the decrease of US$0.4 million self-mining business revenue as a result of falling cryptocurrency prices and reduced mining operating hours.

Operating Costs and Expenses

Operating costs and expenses were US$13.4 million for the three months ended March 31, 2026, representing an increase of US$0.3 million, or 2.3%, from US$13.1 million for the three months ended March 31, 2025, and a decrease of US$3.1 million, or 18.8%, from US$16.5 million for the three months ended December 31, 2025.

Cost of revenue was US$10.6 million for the three months ended March 31, 2026, representing an increase of US$1.5 million, or 16.5%, from US$9.1 million for the three months ended March 31, 2025, and a slight increase of US$0.1 million, or 1.0%, from US$10.5 million for the three months ended December 31, 2025. The year-over-year increase was mainly attributable to (i) the increase of US$3.0 million in Ethiopia electricity cost which was in line with the increase in Ethiopia data center revenue, partially offset by (ii) a decrease of US$0.3 million as the amortization of the intangible asset arising from the acquisition of Bee computing ended in July 2025; (iii) a decrease of US$0.6 million in mining machine depreciation due to the impairment in December 2025 and (iv) a decrease of US$0.8 million in electricity cost at the Ohio Mining Site. The sequential slight increase was mainly due to (i) an increase of US$3.0 million in Ethiopia electricity cost which was in line with the increase in Ethiopia data center revenue, and offset by (ii) a decrease of US$2.6 million in electricity cost at the Ohio Mining Site as a result of falling cryptocurrency prices and a substantial drop in customers' mining uptime; and (iii) a decrease of US$0.5 million in the depreciation of mining machines due to impairment of mining machines which occurred in December 2025. Cost of revenue was comprised of the direct cost of revenue of US$8.6 million relating to the data center business, US$0.2 million relating to the self-mining business and depreciation and amortization expenses of US$1.8 million.

General and administrative expenses were US$2.8 million for the three months ended March 31, 2026, representing a decrease of US$1.1 million, or 28.2%, from US$3.9 million for the three months ended March 31, 2025, and a decrease of US$3.1 million, or 52.5%, from US$5.9 million for the three months ended December 31, 2025. The year-over-year decrease was mainly attributable to (i) a decrease of US$0.2 million in amortization of an intangible asset acquired from the acquisition of the Ethiopia data center which was impaired in December 2025; (ii) a decrease of US$0.3 million in depreciation of mining machines due to the reallocation of equity interest of the Ethiopia data center in December 2025, and (iii) the decrease of US$0.4 million in professional fees, travel and other related expenses due to the cost-cutting and efficiency-enhancement efforts. The sequential decrease was mainly due to (i) a decrease of US$1.2 million in depreciation of mining machine due to the reallocation of equity interest of the Ethiopia data center in December 2025, and (ii) the decrease of US$1.6 million in professional fees, travel and other related expenses due to reduced fees related to the annual report and cost-cutting measures.

Other Operating Income

Other operating income was US$0.5 million for the three months ended March 31, 2026, representing a decrease of US$1.1 million from US$1.6 for the three months ended March 31, 2025, and a decrease of US$4.5 million from US$5.0 for the three months ended December 31, 2025. The year-over-year decrease was mainly due to a decrease of US$1.1 million in rental income from unfavorable contact liabilities recognized from the acquisition of the Ethiopia data center which was remeasured due to the change of hosting service contract in 2025 for certain mining machines hosted at that data center. The sequential decrease was mainly due to (i) a decrease of US$1.1 million in rental income from unfavorable contact liabilities recognized from the acquisition of the Ethiopia data center which was remeasured due to the change of hosting service contract in 2025 for certain mining machines hosted at that data center, and (ii) a decrease of US$3.3 million in off-peak subsidies recognized in the fourth quarter of 2025, while no such subsidies were recorded in the first quarter of 2026.

Other Operating Expenses

Other operating expenses were nil for the three months ended March 31, 2026, representing no change compared with the three months ended March 31, 2025 and a decrease of US$1.8 million, from US$1.8 million for the three months ended December 31, 2025. The sequential decrease was mainly due to a decrease of US$1.6 million in credit loss provision related to other receivables recognized in the fourth quarter of 2025, while no such provisions were recorded in the first quarter of 2026.

Changes in Fair Value of Cryptocurrency Assets

Changes in fair value of cryptocurrency assets were negative US$1.9 million for the three months ended March 31, 2026, representing a decrease of US$1.4 million, from negative US$3.3 million for the three months ended March 31, 2025 and a decrease of US$2.6 million, from negative US$4.5 million for the three months ended December 31, 2025. The year-over-year difference was attributable to the reduction in overall holdings of cryptocurrency during the period during the three months ended March 31, 2026, as compared with the overall holding of cryptocurrency during the three months ended March 31, 2025. The sequential difference was attributable to the reduction in overall holdings of cryptocurrency during the three months ended March 31, 2026, as compared with the overall holdings of cryptocurrency during the three months ended December 31, 2025. The year-over-year difference was attributable to the decrease of cryptocurrency prices during the three months ended March 31, 2026, as compared with cryptocurrency prices during the three months ended March 31, 2025. The sequential difference was attributable to the decrease of cryptocurrency prices during the three months ended March 31, 2026, as compared with cryptocurrency prices during the three months ended December 31, 2025.

Impairment of property and equipment

Impairment of property and equipment was US$8.8 million for the three months ended December 31, 2025, mainly due to the provisions for impairment of cryptocurrency mining machines in the U.S. and Ethiopia. There was no such provision in the first quarter of 2026 and 2025.

Impairment of intangible assets

Impairment of intangible assets was US$1.4 million for the three months ended December 31, 2025, mainly due to the provisions for impairment of a strategic contract recognized from the acquisition of the Ethiopia data center. There was no such provision in the first quarter of 2026 and 2025.

Gain on remeasurement of unfavorable contract

Gain on remeasurement of unfavorable contract was US$2.2 million for the three months ended December 31, 2025, mainly due to the change of hosting service contract for certain mining machines hosted at the Ethiopia data center in 2025. There was no such gain in the first quarter of 2026 and 2025.

Operating Loss

Operating loss was US$6.8 million for the three months ended March 31, 2026, compared with operating loss from of US$8.1 million for the three months ended March 31, 2025, and operating loss of US$18.1 million for the three months ended December 31, 2025. The year-over-year decrease in operating loss was mainly due to the positive effect of US$1.4 million in changes in fair value of cryptocurrency assets. The sequential decrease in operating loss was attributable to (i) the positive effect of US$2.6 million in changes in fair value of cryptocurrency assets; (ii) a decrease of US$8.8 million in impairment of property and equipment; and (iii) a decrease of US$1.4 million in impairment of intangible assets, which was partially offset by (iv) a decrease of US$2.2 million in gain on remeasurement of unfavorable contract.

Non-GAAP adjusted operating loss was US$6.5 million for the three months ended March 31, 2026, compared with non-GAAP adjusted operating loss of US$7.6 million for the three months ended March 31, 2025, and non-GAAP adjusted operating loss of US$10.1 million for the three months ended December 31, 2025. The year-over-year decrease in non-GAAP adjusted operating loss was mainly due to the positive effect of US$1.4 million in changes in fair value of cryptocurrency assets. The sequential improvement was attributable to the positive effect of US$2.6 million in changes in fair value of cryptocurrency assets.

Net Loss Attributable to SOLAI

Net loss attributable to SOLAI was US$6.7 million for the three months ended March 31, 2026, compared with net loss attributable to SOLAI of US$7.9 million for the three months ended March 31, 2025, and net loss attributable to SOLAI of US$17.5 million for the three months ended December 31, 2025. The year-over-year and sequential decreases in net loss attributable to SOLAI were mainly due to the same reasons mentioned in the trend analysis of operating loss above.

Non-GAAP adjusted net loss attributable to SOLAI was US$6.3 million for the three months ended March 31, 2026, compared with non-GAAP adjusted net loss attributable to SOLAI of US$7.4 million for the three months ended March 31, 2025, and non-GAAP adjusted net loss attributable to SOLAI of US$9.6 million for the three months ended December 31, 2025. The year-over-year and sequential decreases in non-GAAP adjusted net loss attributable to SOLAI were mainly due to the same reasons mentioned in the trend analysis of operating loss above.

Cash and Cash Equivalents

As of March 31, 2026, the Company had cash and cash equivalents of US$2.0 million, compared with cash and cash equivalents of US$1.4 million as of December 31, 2025.

Cryptocurrency Assets

As of March 31, 2026, the Company had cryptocurrency assets of US$3.8 million in aggregate, which were comprised of 3.2 BTC, 169 ETH, 0.03 million SOL, 0.3 million USDT and various other cryptocurrency assets, which were mainly generated from its cryptocurrency mining business.

About SOLAI Limited

SOLAI Limited (previously known as “BIT Mining Limited”) (NYSE: SLAI) (previously traded under “BTCM”), is a technology-driven cryptocurrency infrastructure company expanding from its foundation in crypto mining to build a blockchain-based ecosystem spanning AI, stablecoins and payment infrastructure, and Solana treasury and staking operations — supporting use cases across institutional settlement, commerce, consumer payments, and AI-native agent transactions. By leveraging its blockchain and data infrastructure expertise, SOLAI aims to enhance on-chain efficiency and expand participation across Solana and other blockchain ecosystems.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates”, “target”, “going forward”, “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

About Non-GAAP Financial Measures

As a supplement to operating loss and net loss, we use the non-GAAP financial measures of non-GAAP adjusted operating loss and non-GAAP adjusted net loss, which are U.S. GAAP operating loss and net loss as adjusted to exclude the impact of share-based compensation expenses, impairment of property and equipment, impairment of intangible assets, gain on remeasurement of unfavorable contract and changes in fair value of derivative instruments. All adjustments are non-cash and we believe they are not reflective of our general business performance. The non-GAAP financial measures are provided as additional information to help our investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of our current financial performance and prospects for the future. The non-GAAP financial measures should not be considered in addition to or as a substitute for or superior to U.S. GAAP operating loss or net loss. In addition, our definition of non-GAAP adjusted operating loss and non-GAAP adjusted net loss may be different from the definition of such terms used by other companies, and therefore comparability may be limited.

For more information:

SOLAI Limited

ir@solai.com

ir.solai.com

www.solai.com

Christensen Advisory
Jason Ng
Tel: +852-2117-0861
Email: solai@christensencomms.com

SOLAI Limited
Condensed Consolidated Balance Sheets
(Amounts in thousands of U.S. dollars ("US$"), except for number of shares)
(Unaudited)

	December 31, 2025	March 31, 2026
ASSETS
Current assets:
Cash and cash equivalents	1,420	1,976
Accounts receivable	2,760	2,065
Prepayments and other current assets	6,519	5,060
Cryptocurrency assets	6,978	3,813
Total current assets	17,677	12,914

Non-current assets:
Property and equipment, net	12,169	10,375
Intangible assets, net	5,862	5,241
Deposits	2,454	2,453
Long-term investments	3,404	3,407
Right-of-use assets	1,992	1,659
Long-term prepayments and other non-current assets	2,049	2,071
Total non-current assets	27,930	25,206

TOTAL ASSETS	45,607	38,120

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	566	824
Accrued payroll and welfare payable	317	272
Accrued expenses and other current liabilities	7,978	6,295
Operating lease liabilities – current	1,078	803
Income tax payable	80	79
Total current liabilities	10,019	8,273

Non-current liabilities:
Operating lease liabilities - non-current	860	810
Total non-current liabilities	860	810

TOTAL LIABILITIES	10,879	9,083

Shareholders’ equity:
Class A ordinary shares, par value US$0.00005 per share; 38,399,870,000 shares authorized as of December 31, 2025 and March 31, 2026; 1,867,853,490 and 1,924,330,790 shares issued and outstanding as of December 31, 2025 and March 31, 2026, respectively	90	93
Class A preference shares, par value US$0.00005 per share; 65,000 shares authorized as of December 31, 2025 and March 31, 2026; 65,000 shares issued and outstanding as of December 31, 2025 and March 31, 2026	-	-
Class A II preference shares, par value US$0.00005 per share; 65,000 shares authorized as of December 31, 2025 and March 31, 2026; 65,000 shares issued and outstanding as of December 31, 2025 and March 31, 2026	-	-
Class B ordinary shares, par value US$0.00005 per share; 400,000,000 shares authorized as of December 31, 2025 and March 31, 2026; 99 shares issued and outstanding as of December 31, 2025 and March 31, 2026	-	-
Additional paid-in capital	651,782	652,714
Treasury shares	(21,604)	(21,604)
Accumulated deficit and statutory reserve	(591,790)	(598,517)
Accumulated other comprehensive loss	(4,246)	(4,132)
Total SOLAI Limited shareholders’ equity	34,232	28,554
Non-controlling interests	496	483
Total shareholders' equity	34,728	29,037

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	45,607	38,120

SOLAI Limited
Condensed Consolidated Statements of Comprehensive Loss
(Amounts in thousands of U.S. dollars (“US$”),
 except for number of shares, per share (or ADS) data)
(Unaudited)

	Three Months Ended
	March 31, 2025	December 31, 2025	March 31, 2026
Revenues	6,593	7,584	7,921

Operating costs and expenses:
Cost of revenue	(9,118)	(10,547)	(10,572)
Sales and marketing expenses	(16)	-	(27)
General and administrative expenses	(3,945)	(5,910)	(2,776)
Total operating costs and expenses	(13,079)	(16,457)	(13,375)
Other operating income	1,606	5,001	541
Other operating expenses	-	(1,784)	(5)
Changes in fair value of cryptocurrency assets	(3,266)	(4,473)	(1,919)
Impairment of property and equipment	-	(8,764)	-
Impairment of intangible assets	-	(1,405)	-
Gain on remeasurement of unfavorable contract	-	2,225	-
Changes in fair value of payables settled by cryptocurrency assets	6	-	-
Operating loss	(8,140)	(18,073)	(6,837)
Other income, net	57	49	169
Interest income	35	37	-
Loss from equity method investments	-	(3)	-
Changes in fair value of derivative instruments	24	68	(72)
Loss before income tax	(8,024)	(17,922)	(6,740)
Income tax benefits	-	-	-
Net loss	(8,024)	(17,922)	(6,740)
Less: Net loss attributable to the non-controlling interests	(173)	(426)	(13)
Net loss attributable to SOLAI Limited	(7,851)	(17,496)	(6,727)
Other comprehensive (loss) income:
Foreign currency translation (loss) income	(1)	100	114
Other comprehensive (loss) income, net of tax	(1)	100	114
Comprehensive loss	(8,025)	(17,822)	(6,626)
Less: Comprehensive loss attributable to non-controlling interests	(173)	(426)	(13)
Comprehensive loss attributable to SOLAI Limited	(7,852)	(17,396)	(6,613)

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	1,595,399,989	1,867,853,589	1,879,047,551
Diluted	1,595,399,989	1,867,853,589	1,879,047,551

Losses per share attributable to SOLAI Limited-Basic and Diluted
Net loss	(0.00)	(0.01)	(0.00)

Losses per ADS* attributable to SOLAI Limited-Basic and Diluted
Net loss	(0.49)	(0.94)	(0.36)

* American Depositary Shares, which are traded on the NYSE. Each ADS represents 100 Class A ordinary shares of the Company.

SOLAI Limited
Reconciliation of non-GAAP results of operations measures to the nearest comparable GAAP measures
(Amounts in thousands of U.S. dollars (“US$”),
except for number of shares, per share (or ADS) data)
(Unaudited)

	Three Months Ended
	March 31, 2025	December 31, 2025	March 31, 2026
Operating loss	(8,140)	(18,073)	(6,837)
Adjustment for share-based compensation expenses	507	-	339
Adjustment for impairment of property and equipment	-	8,764	-
Adjustment for impairment of intangible assets	-	1,405	-
Adjustment for gain on remeasurement of unfavorable contract	-	(2,225)	-
Non-GAAP adjusted operating loss	(7,633)	(10,129)	(6,498)
Net loss attributable to SOLAI Limited	(7,851)	(17,496)	(6,727)
Adjustment for share-based compensation expenses	507	-	339
Adjustment for impairment of property and equipment	-	8,764	-
Adjustment for impairment of intangible assets	-	1,405	-
Adjustment for gain on remeasurement of unfavorable contract	-	(2,225)	-
Adjustment for changes in fair value of derivative instruments	(24)	(68)	72
Non-GAAP adjusted net loss attributable to SOLAI Limited	(7,368)	(9,620)	(6,316)

Weighted average number of Class A and Class B ordinary shares outstanding:	1,595,399,989	1,867,853,589	1,879,047,551
Basic	1,595,399,989	1,867,853,589	1,879,047,551
Diluted
Losses per share attributable to SOLAI Limited-Basic and Diluted (non-GAAP)
Non-GAAP adjusted net loss	(0.00)	(0.01)	(0.00)
Losses per ADS* attributable to SOLAI Limited-Basic and Diluted (non-GAAP)
Non-GAAP adjusted net loss	(0.46)	(0.52)	(0.34)

* American Depositary Shares, which are traded on the NYSE. Each ADS represents 100 Class A ordinary shares of the Company.